EXHIBIT 4


                              AMENDMENT NUMBER FIVE
                       COUNTRYWIDE CREDIT INDUSTRIES, INC.
                             1993 STOCK OPTION PLAN
                   (AMENDED AND RESTATED AS OF MARCH 27, 1996)



WHEREAS, Countrywide Credit Industries, Inc. ( the "Company" ) desires to amend its 1993 Stock Option Plan, amended and restated as of March 27, 1996, (the "Plan"), to allow for the increase of the maximum number of Shares that may be made the subject of Options granted;

NOW, THEREFORE, the Plan shall be amended as follows effective May 7, 1998:

         1. Section 4(a) shall be amended to read as follows:

                  "(a) The maximum number of Shares that may be made the subject of Options granted under the Plan is sixteen million (16,000,000); provided, however, that the maximum number of Shares that may be the subject of Options granted to any Eligible Employee from and after March 27, 1996 and during the term of the Plan may not exceed three million (3,000,000). Upon a Change in Capitalization the maximum number of Shares shall be adjusted in number and kind pursuant to Section 8. The Company shall reserve for the purposes of the




         Plan, out of its authorized but unissued Shares or out of Shares held in the Company's treasury, or partly out of each, such number of Shares as shall be determined by the Board."

         IN WITNESS WHEREOF, the Company has caused this Fifth Amendment to be executed by its duly authorized officer this ____ day of September, 1998.

                                             Countrywide Credit Industries, Inc.



                                                     By:     /s/ Anne McCallion
                                                             Anne McCallion
                                                             Managing Director
Attest:



/s/ Susan Bow
Susan Bow
EVP Deputy General Counsel